Term Sheet No.745B
underlying supplement no. 1 dated September 29, 2009,
product supplement B dated September 29, 2009,
prospectus supplement dated September 29, 2009
and prospectus dated September 29, 2009
Registration Statement No. 333-162195 Dated October 2, 2009; Rule 433

Deutsche Bank AG, London Branch
Enhanced Participation Securities Linked to the S&P 500® Index due November 30*, 2010

General
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The Enhanced Participation Securities (the “securities”) are designed for investors who seek a return at maturity of two times the appreciation of the S&P 500® Index up to a Maximum Return on the securities of between 18.50% and 21.50%.  Investors should be willing to forgo coupon and dividend payments and, if the Index declines, be willing to lose some or all of their investment. Any payment at maturity of the securities is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing November 30*, 2010
•	Denominations of $1,000 (the “Face Amount”) and multiples thereof, and minimum initial investments of $1,000.
•	The securities are expected to price on or about October 27*, 2009 (the “Trade Date”) and are expected to settle three business days later on or about October 30*, 2009 (the “Settlement Date”).

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The S&P 500® Index (the “Index”)
Issue Price:	100% of the Face Amount.
Index Return Cap:	9.25% - 10.75% (to be determined on the Trade Date)
Participation Rate:	200%
Maximum Return:	18.50% - 21.50% (equal to the Index Return Cap multiplied by the Participation Rate, to be determined on the Trade Date)
Payment at Maturity:
If the Index Ending Level is greater than the Index Starting Level, you will be entitled to receive a cash payment that provides you with a return per $1,000 Face Amount of securities equal to the Index Return multiplied by the Participation Rate, subject to a Maximum Return on the securities of between 18.50% and 21.50%.  For example, if the Index Return is equal to or more than the Index Return Cap, you will receive the Maximum Return on the securities of between 18.50% and 21.50%, which entitles you to a maximum payment at maturity of between $1,185.00 and $1,215.00 for every $1,000 Face Amount of securities that you hold.  Accordingly, if the Index Return is positive, your payment per $1,000 Face Amount of securities will be calculated as follows, subject to the Maximum Return:

$1,000 +[$1,000 x (Index Return x 200%)]
If the Index Ending Level is equal to the Index Starting Level, you will be entitled to receive a cash payment at maturity of $1,000.00 per $1,000 Face Amount of securities.

Your investment will be fully exposed to any decline in the Index.  If the Index Ending Level declines from the Index Starting Level, you will lose 1% of the Face Amount of your securities for every 1% that the Index has declined below the Index Starting Level.  Accordingly, if the Index Return is negative, your payment per $1,000 Face Amount of securities will be calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Index Ending Level declines from the Index Starting Level.
Index Return:	The performance of the Index from the Index Starting Level to the Index Ending Level, calculated as follows:
Index Ending Level – Index Starting Level
Index Starting Level
The Index Return may be positive or negative.
Index Starting Level:	The Index closing level on the Trade Date.
Index Ending Level:	The Index closing level on the Final Valuation Date.
Final Valuation Date:	November 24*, 2010, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement.
Maturity Date:	November 30*, 2010, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	2515A0 VD 2
ISIN:	US2515A0VD26

* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.

Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page 4 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Security	$1,000.00	$9.33	$990.67
Total	$	$	$
(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this term sheet. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $9.33 per $1,000.00 securities.

The agents for this offering are affiliates of ours. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this term sheet.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Program.

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with underlying supplement No. 1 dated September 29, 2009, product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement no. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement B dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200252/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What is the Total Return on the Securities at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the securities.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 Face Amount of securities to $1,000.  The hypothetical total returns set forth below assume an Index Starting Level of 1,060, an Index Return Cap of 10.00%, and a Maximum Return on the securities of 20.00%.  The actual Index Return Cap and Maximum Return will be determined on the Trade Date.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index Ending Level	Index Return	Total Return on Securities	Payment at Maturity
2,120.00	100.00%	20.00%	$1,200.00
1,908.00	80.00%	20.00%	$1,200.00
1,696.00	60.00%	20.00%	$1,200.00
1,484.00	40.00%	20.00%	$1,200.00
1,272.00	20.00%	20.00%	$1,200.00
1,166.00	10.00%	20.00%	$1,200.00
1,113.00	5.00%	10.00%	$1,100.00
1,086.50	2.50%	5.00%	$1,050.00
1,070.60	1.00%	2.00%	$1,020.00
1,060.00	0.00%	0.00%	$1,000.00
1,007.00	-5.00%	-5.00%	$950.00
954.00	-10.00%	-10.00%	$900.00
901.00	-15.00%	-15.00%	$850.00
848.00	-20.00%	-20.00%	$800.00
636.00	-40.00%	-40.00%	$600.00
424.00	-60.00%	-60.00%	$400.00
265.00	-75.00%	-75.00%	$250.00
106.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Index Starting Level of 1,060.00 to an Index Ending Level of 1,086.50.  Because the Index Ending Level of 1,086.50 is greater than the Index Starting Level of 1,060.00 and the Index Return of 2.50% multiplied by 2 does not exceed the assumed Maximum Return of 20%, the investor receives a payment at maturity of $1,050.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + [$1,000 x (2.50% x 200%)] = $1,050.00

Example 2: The level of the Index increases from the Index Starting Level of 1,060.00 to an Index Ending Level of 1,484.00.  Because the Index Return of 40% multiplied by 2 exceeds the assumed Maximum Return of 20%, the investor receives a payment at maturity of $1,200.00 per $1,000 Face Amount of securities, the maximum payment on the securities.

Example 3: The level of the Index decreases from the Index Starting Level of 1,060.00 to an Index Ending Level of 848.00.  Because the Index Ending Level of 848.00 is less than the Index Starting Level of 1,060.00, the Index Return is negative and the investor will receive a payment at maturity of  $800.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x -20%)= $800.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The securities provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Participation Rate, up to the Maximum Return on the securities of between 18.50% and 21.50%, or $1,185.00 and $1,215.00 for every $1,000 Face Amount of securities. The actual Maximum Return will be determined on the Trade Date.  Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the securities is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 1 dated September 29, 2009.

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CERTAIN TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you have held the securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your investment.  The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Index Ending Level as compared to the Index Starting Level.

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YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM RETURN – If the Index Ending Level is greater than the Index Starting Level, for each $1,000 Face Amount of securities, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of between 18.50% and 21.50% (to be determined on the Trade Date).

•	THE SECURITIES DO NOT PAY COUPONS – Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The payment at maturity on the securities is subject to our creditworthiness.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full Face Amount of your securities, the original Issue Price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates.  As a result, the price, if any, at which Deutsche Bank (or its affiliates) will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the maturity date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have.

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LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the securities.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the level of the Index on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the securities;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. In addition, as described above under “Tax Consequences,” in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by this notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from October 1, 1999 through October 1, 2009. The Index closing level on October 1, 2009 was 1,029.85. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive a selling concession in connection with the sale of the notes of up to 0.933% or $9.33 per $1,000 Face Amount of securities.

DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Face Amount of securities and may additionally pay fees of up to 0.433% or $4.33 per $1,000 Face Amount of securities to certain other broker-dealers. Deutsche Bank AG will reimburse DBSI for such fees. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.

The agents for this offering, DBSI and DBTCA, are our affiliates. In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement
We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.